SIMPSON THACHER & BARTLETT ICBC TOWER, 35TH FLOOR 3 GARDEN ROAD HONG KONG (852) 2514-7600 FACSIMILE (852) 2869-7694
DIRECT DIAL NUMBER +852-2514-7630	E-MAIL ADDRESS lchen@stblaw.com

June 26, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Mara L. Ransom, Assistant Director
Ms. Jennifer Thompson, Accounting Branch Chief Mr. Dietrich King, Legal Branch Chief Ms. Lisa Kohl, Senior Attorney Mr. Jarrett Torno, Staff Accountant

Re:	Alibaba Group Holding Limited
Amendment No. 2 to Registration Statement on Form F-1 File No. 333-195736

Ladies and Gentlemen:

On behalf of our client, Alibaba Group Holding Limited, a company organized under the laws of the Cayman Islands (the “Company”), we enclose herewith for filing via EDGAR with the Securities and Exchange Commission under the Securities Act of 1933, as amended, Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form F-1 to reflect solely the updates relating to the Company’s selection of the New York Stock Exchange as its listing venue.

*        *        *         *        *

Leiming Chen Philip M.J. Culhane Daniel Fertig Anthony D. King Celia C.L. Lam Chris K.H. Lin Sinead E. O’Shea Jin Hyuk Park Kathryn King Sudol Christopher K.S. Wong Resident Partners

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK    BEIJING    HOUSTON    LONDON    LOS ANGELES    PALO ALTO    SÃO PAULO    SEOUL    TOKYO    WASHINGTON, D.C.

SIMPSON THACHER & BARTLETT

If you have any questions regarding this letter or Amendment No. 2, please do not hesitate to contact me at +(852) 2514-7630 (work) or lchen@stblaw.com (email) or William H. Hinman at (650) 251-5120 (work) or whinman@stblaw.com (email) or Daniel Fertig at +(852) 2514-7660 (work) or dfertig@stblaw.com (email).

Very truly yours,

/s/ Leiming Chen
Leiming Chen

Enclosures

cc:	Joseph C. Tsai, Executive Vice-chairman

Jonathan Zhaoxi Lu, Chief Executive Officer

Maggie Wei Wu, Chief Financial Officer

Timothy A. Steinert, General Counsel

      Alibaba Group Holding Limited

William H. Hinman, Jr.

Daniel Fertig

      Simpson Thacher & Bartlett LLP

William Y. Chua

Jay Clayton

Sarah P. Payne

      Sullivan & Cromwell LLP

Benson W.B. Wong

Ricky W. Shin

      PricewaterhouseCoopers